UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 0-15386
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation Foundations Retirement Plan
2800 Rockcreek Parkway
North Kansas City, MO 64117
B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Schedule

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule 1 - Schedule of Assets (Held at End of Year) December 31, 2007	10

Exhibit

Exhibit 23 - Consent of Independent Auditors	11
EX-23

SIGNATURE
The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDATIONS RETIREMENT PLAN

Dated: June 26, 2008	By:	/s/ Marc G. Naughton

Marc G. Naughton
Senior Vice President & Chief Financial Officer

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
Board of Directors
Cerner Corporation Foundations Retirement Plan
North Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material aspects, in relation to the basic financial statements taken as a whole.
/s/Weaver & Martin, LLC
Weaver & Martin, LLC
Kansas City Missouri
June 25, 2008

Cerner Corporation Foundations Retirement Plan
Statement of Net Assets Available for Benefits

	December 31,
	2007	2006
Investments at fair value (See Note 3):
Cerner Corporation common stock	$228,090,965	$197,862,969
Mutual funds	249,200,142	193,931,239
Other	27,563,025	31,279,394
Loans to participants	5,097,789	4,408,104
Cash	2,591,966	408,273

Total investments	512,543,887	427,889,979

Less: Operating payables	24,988	—

Net assets available for benefits	$512,518,899	$427,889,979

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2007	2006
Additions to net assets attributed to:
Net appreciation in fair value of investments	$65,467,871	$19,266,399
Participant contributions	39,616,590	37,982,521
Company contributions	14,945,275	13,483,755
Interest, dividends, and other investment income	728,191	2,262,213

Total additions	120,757,927	72,994,888

Deductions from net assets attributed to:
Distributions to participants	35,877,825	18,952,304
Investment expenses	251,182	17,159

Total deductions	36,129,007	18,969,463

Net increase	84,628,920	54,025,425

Net assets available for benefits at beginning of the year	427,889,979	373,864,554

Net assets available for benefits at end of the year	$512,518,899	$427,889,979

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following brief description of the Cerner Corporation Foundation Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

General

The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for:
•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States of America;

•	Leased associates; or

•	Associates who were previously not treated as associates of the Employer, but who are reclassified as being associates.
Participant Contributions

Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $15,500 in 2007 and $15,000 in 2006). Participants whose Plan entry date was October 1, 2005 or later automatically have 3% withheld from their compensation unless they elect a lesser percentage or to withdraw from the plan. Additionally, participants who attained the age of 50 during 2007 and 2006 were able to contribute an additional $5,000 catch-up contribution. Participants also may generally contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. For 2006 and the first nine months of 2007, these investment options included Company common stock, the American Century Ultra Investors Mutual Fund, the American Century Growth Investors Mutual Fund, the American Century Equity Index Fund, the American Century Strategic Moderate Fund, the American Century Value Mutual Fund, the American Century Small Capital Value Mutual Fund, the American Century Stable Asset Fund, the American Century Strategic Conservative Fund, the American Century Strategic Aggressive Fund, the Julius Baer International Equity A Fund, and the Charles B. Schwab Personal Choice Account. For the last three months of 2007, the investment options included Company common stock, the TRP Retirement 2005 fund, the TRP Retirement 2010 fund, the TRP Retirement 2015 fund, the TRP Retirement 2020 fund, the TRP Retirement 2025 fund, the TRP Retirement 2030 fund, the TRP Retirement 2035 fund, the TRP Retirement 2040 fund, the TRP Retirement 2045 fund, the TRP Retirement 2050 fund, the TRP Retirement 2055 fund, the Brokeragelink fund, the Cerner Stable Value fund, The ABF Large Capital Value fund, the Loomis Investment Grade Bond fund, the Hartford Capital Appreciation fund, the AF Growth of America fund, the American Century Small Capital Investment fund, the Fidelity Freedom fund, the Spartan Extended Market Index fund, the Spartan US Equity Index fund, and the Julius Baer International Equity A Fund.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
Company Contributions – First-Tier Match

If the Company elects in a given plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant’s deferral contribution. No first-tier match will be made on the participant’s deferral contributions in excess of 6% of the participant’s eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan administrator. Contributions are made on a payroll-by-payroll basis. A discretionary first-tier “true-up” contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the “true-up” contribution. First-tier contributions are invested directly in Company common stock and participants are not allowed to direct this portion of their account until fully vested, at which time the participant is permitted to sell any or all of the shares held in the account, subject to applicable laws and regulations. This portion of their account vests upon five years of service with the company. Participants can diversify their first- tier company match after they have completed three years of service, even though they are only 60% vested at that time.

Company Contributions – Second-Tier Match

The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant’s compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain Company financial metrics meet or exceed pre-established benchmarks. Participants who are employed with the Company prior to October 1 of the Plan year, completed 92 consecutive days of service, and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. Second-tier contributions are invested directly in Company common stock, and participants are not allowed to direct this portion of their account until fully vested, at which time the participant is permitted to sell any or all of the shares held in the account, subject to applicable laws and regulations. This portion of their account vests upon five years of service with the Company. Participants can diversify their second-tier company match after they have completed three years of service, even though they are only 60% vested at that time.

Company Contributions – Profit Sharing

The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant’s prorated compensation to total compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock, and participants are not allowed to direct this portion of their account until fully vested, at which time the participant is permitted to sell any or all of the shares held in their account, subject to applicable laws and regulations. This portion of their account vests upon five years of service with the company. Participants can diversify their profit sharing company contribution after they have completed three years of service, even though they are only 60% vested at that time.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of Plan earnings. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed 5 years, except for the purchase of a primary residence, in which case the duration may be extended not to exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at current prime plus 1%, which are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on loans as of December 31, 2007 range from 5.00% to 10.50%. Principal and interest is paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers

Upon termination of service due to normal retirement, retirement for permanent disability, or death, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in the participant’s account. For termination of service for other reasons, a participant may receive the value of the vested interest in the participant’s account as a lump-sum distribution. Distributions of participants’ accounts vested in Company common stock are made in shares of the Company’s common stock, except that cash is distributed for fractional shares. Participants may also elect to receive cash for distributions with a fair value less than $1,000. During the years ended December 31, 2007 and 2006, 172,855 and 132,395 shares, respectively, of the Company’s common stock were distributed to withdrawing participants.

Within a participant’s account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to participant contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited until a participant has at least three years of service with the Company or in the event of termination of employment with the Company.

Forfeited Accounts

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $1,895,949 and $672,127 respectively. Forfeited non-vested accounts are first used to pay Plan administrative expenses and then, to the extent any forfeitures remain, to reduce future Company contributions. In 2007 and 2006, $211,256 and $141,170 of forfeiture were used to pay plan administrative expenses, respectively, and $82,274 and $627,308 were used to reduce Employer contributions.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
(2)	Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting Principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities. Investments in mutual funds are stated at fair market value based on the net asset value of the shares held by the Plan at year-end. Investments in common/collective trusts, such as the American Century Stable Asset Fund, are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the bank sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding shares at the valuation dates. Investments in Company common stock are stated at fair value based upon the closing sales price of the common stock as reported on a recognized securities exchange on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts within the 2006 financial statements have been reclassified to the current year presentation.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2007	2006

Company Common Stock	$228,090,965	$197,862,969
American Century:
Ultra Investors Mutual Fund	—	38,310,904
Growth Investors Mutual Fund	—	27,044,189
Value Mutual Fund	—	26,034,117
Small Cap Value Mutual Fund	23,109,963	25,522,733
Strategic Allocation: Moderate Mutual Fund	—	21,504,560
Fidelity:
ABF Large Capital Value Fund	25,827,841	—
AF Growth Fund of America	74,180,955	—
Julius Baer International Equity Mutual Fund	49,742,688	33,135,880
Other Investments*	111,566,487	58,474,627

	$512,518,899	$427,889,979

*	Individually, none representing more than 5% of the Plan’s assets.
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Mutual Funds	$17,961,929	$18,330,884
Company Common Stock	47,505,942	935,515

	$65,467,871	$19,266,399

(4)	Non-participant-Directed Investment –

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	2007	2006	2005

Net Assets:
Company common stock	$152,157,692	$108,773,556	$104,344,949

Changes in net assets:
Company contributions	$15,540,171	$14,112,045	$11,770,078
Net appreciation in fair value of common stock	25,838,567	619,838	44,457,694
Distributions to participants	(7,828,258)	(3,892,402)	(8,314,657)

	$33,550,480	$10,839,481	$47,913,115

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
(5)	Related-Party Transactions

In 2006 and for the first nine months of 2007, certain Plan investments were shares of mutual funds managed by Worldwide Securities Services, a business unit of JP Morgan Chase Bank, N.A. (JP Morgan). JP Morgan was the trustee through September 2007, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. JP Morgan Retirement Plan Services, the Plan’s record keeper through September 2007, has a business partnership between JP Morgan and American Century Investments. For the last three months of 2007, certain plan investments are shares of mutual funds managed by Fidelity Brokerage Services, Inc., a business unit of Fidelity Investments (Fidelity). Fidelity is the current trustee, as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i — Schedule of Net Assets (Held at End of Year) — December 31, 2007

	-b-	-c-
	Identity of issuer,	Description of investment, including	**	-e-
	borrower, lessor or	maturity date, rate of interest, collateral,	-d-	Current
-a-	similar party	par, or maturiry value	Cost	Value
*	Cerner Corporation	Common Stock	$89,908,240	$228,090,965

	Mutual Funds:
		TRP Retirement 2005		288,291
		TRP Retirement 2010		3,138,149
		TRP Retirement 2015		4,104,238
		TRP Retirement 2020		7,991,323
		TRP Retirement 2025		7,754,532
		TRP Retirement 2030		7,196,439
		TRP Retirement 2035		6,118,295
		TRP Retirement 2040		6,328,693
		TRP Retirement 2045		5,235,848
		TRP Retirement 2050		801,554
		TRP Retirement 2055		259,527
		TRP Retirement Income		1,279,840
		Brokeragelink		15,138,873
		Cerner Stable Value		22,876,469
		ABF Large Capital Value		25,827,841
		Loomis Investment Grade BD		1,249,225
		Hartford Capital Appreciation		4,974,135
		AF Growth of America		74,180,955
		American Century Small Capital INV		23,109,963
		Fidelity Freedom Income		898
		Spartan Extnd Market Index		850,794
		Spartan US EQ Index		8,289,609
		Julius Baer International Equity Mutual Fund		49,742,688

	Total Mutual Funds			276,738,179

*	Participant loans	Loans with interest ranging from 5% to 10.5%		5,097,789
*	Fidelity	Interest Bearing Cash		2,591,966

				$512,518,899

*	Party-in-interest to the Plan

**	Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the Participant-directed investments.
See accompanying notes to financial statements